EXHIBIT 99.2

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
FILING OF PRELIMINARY MEDIUM TERM NOTES SHELF PROSPECTUS
CALGARY, ALBERTA – JULY 20, 2017 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited. (“Canadian Natural”) today filed a preliminary short form base shelf prospectus with the applicable Canadian regulatory authorities allowing for the future issuance, from time to time, of up to $3 billion in Medium Term Notes, replacing the previous shelf prospectus that was largely expended in May, 2017. The currency of denomination, maturity date, any redemption or repayment provisions and price to the public of the Medium Term Notes, together with the interest rate or the interest rate basis will be established by Canadian Natural and set forth in the applicable pricing supplement, if and when such Medium Term Notes are issued.

The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 – 2nd Street S.W. Calgary, Alberta, T2P 4J8 T: 403-514-7777   E: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
President
COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance
MARK A. STAINTHORPE
Director, Treasury and Investor Relations

Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward- looking statements. Refer to our reports filed with the Canadian securities regulatory authorities and with the SEC for complete forward-looking statements.